Sino-Global Shipping America, Ltd.

136-56 39th Ave, Suite 305

Flushing, NY 11354

December 27, 2013

By EDGAR Delivery

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Max A. Webb, Assistant Director and Donald E. Field

Re:	Sino-Global Shipping America, Ltd.

Preliminary Proxy Statement on Schedule 14A

Filed December 18, 2013

File No. 001-34024

Dear Mr. Webb and Mr. Field:

On behalf of Sino-Global Shipping America, Ltd. (the “Company”), we hereby provide responses to the comments raised in that certain letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) to the Company dated December 27, 2013. For the Staff’s convenience, we have included the Staff’s comment verbatim above our response.

Preliminary Proxy Statement on Schedule 14A

Proposal Five, page 10

1.	Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 requires you to identify clearly and impartially each separate matter upon which you intend to act, whether or not related to or conditioned on the approval of other matters. In this regard, we note that it appears that you have combined multiple matters in Proposal 5. Please revise to unbundle Proposal 5 so that the increase in the number of authorized shares of common stock and preferred stock are two separate proposals. If any proposals are mutually conditioned, please revise the proxy statement accordingly and provide appropriate disclosure regarding the effect of a negative vote on the related proposals.

Response:	We have revised the proxy statement to separate the proposals into Proposal 5, which requests shareholder approval of increasing the authorized shares of Common Stock from 10 to 50 million shares, and Proposal 6, which requests shareholder approval of increasing the authorized shares of Preferred Stock from 1 to 2 million.

2.	Please revise to provide the information required by Item 202 of Regulation S-K. Refer to Item 11(b) of Schedule 14A.

Response:	We have revised the proxy statement to provide the information required by Item 202 as to the Preferred Stock.

Purpose of the Amendment, page 11

3.	With the exception of the new share incentive plan discussed in Proposal 6, please revise to clarify that there are no current plans to issue any of the newly authorized shares.

Response:	We have revised the proxy statement to clarify that, other than as stated in the proxy statement, there are no current plans to issue any of the newly authorized shares.

Rights of Additional Authorized Shares, page 11

4.	Please revise to clarify whether shareholder approval will be sought prior to the issuance of the newly authorized shares. Refer to Item 11(c) of Schedule 14A.

Response:	We have revised the proxy statement to clarify that shareholder approval will not be sought (other than as required by the NASDAQ Capital Market or a then-applicable stock exchange) prior to the issuance of the newly authorized shares.

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The Company is hopeful that the foregoing answers adequately address the Staff’s questions and looks forward to answering any further questions the Staff may have. You may contact me or the Company’s attorney, Anthony Basch (804.771.5725), with any further questions. In addition, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Anthony S. Chan

Anthony S. Chan

Active Chief Financial Officer

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